September 29, 2005


VIA Edgar
---------

Cecilia D. Blye, Chief
Office of Global Security Risk
Division of Corporation Finance
Securities & Exchange Commission
Washington, D.C. 20549-0507

              Re:    Pacific CMA, Inc.
                     Form 10-K for the Fiscal Year
                     Ended December 31, 2004
                     ------------------------------

Dear Ms. Blye,

      This is in reply to your letter of comment dated September 16, 2005, regarding Pacific CMA, Inc.'s ("PAM") Form 10-K for the fiscal year ended December 31, 2004.

      At the outset, please be advised that PAM does not have any past or current contacts, directly or indirectly, with Iran and any boycotted countries, nor has PAM any materials, supplies, component and goods transported to or arranged for transport to, from or in a boycotted country.

      Your letter states that:

            ... you define "IATA" Area 2" as including a number of countries and geographic regions, including Iran.

      We do not define "IATA Area 2;" all IATA areas are defined by the International Air Transport Association in The Cargo Tariff Manual, 63rd Edition, IATA Netherlands Data Publications.

      There are 3 separate IATA areas around the globe and within each area there are sub-areas. The definition of IATA Area 2 begins as follows:

            IATA Area 2 comprises all of Europe (including the European part of the Russian Federation) and the adjacent islands, the Azores, all of Africa and the adjacent islands, Ascension Island, that part of Asia lying west of and including Iran (Islamic Rep. of).

      A complete definition of IATA Area 2 is attached as Appendix A.

      As with the definitions of IATA Areas 1 and 3, PAM essentially copied the general definition with the exclusion of the description of Sub-areas.

      Attached as Appendix B is a breakdown on a country by country basis of our revenues for our fiscal year ended December 31, 2004 from each of the countries included in IATA Area 2.

      PAM provides import and export freight forwarding, logistical support services. PAM prepared the Geographical Segment Note by classifying revenue according to the locations of origin and destination of each shipment. For export shipments, we classified the revenue by the place of destination. For import shipments, revenue is classified by the place of origin. It is impractical to list all the IATA Area 1, 2 and 3 countries in that note. Having identified the relevant countries, PAM further grouped revenues into IATA Areas 1, 2 and 3 according to their standard definitions. The IATA Area Codes are standardized and widely used in the freight forwarding industry and we believed such a presentation could provide more meaningful information to investors.

      Lastly, PAM understands that Iran has been identified by the U.S. State Department as a state sponsor of terrorism and is subject to economic sanctions administered by the U.S. Treasury Department's Office of Foreign Assets Control. We also understand that the Form 5713 must be filed if a U.S. person that has operations in or related to a boycotting country, or with the government, a company, or a national of a boycotting country. However, we do not have any past and current contacts, directly or indirectly, with Iran and the boycott countries.

      Should you have any further comments or questions, please do not hesitate contacting us again or you may contact our attorneys, Robert Perez and/or Lawrence Nusbaum of Gusrae, Kaplan, Bruno & Nusbaum PLLC, 120 Wall Street, New York, New York 10005, telephone number 212-269-1400.

      If this satisfies your concerns and you have no further comments, your written advice to that effect would be appreciated.

                                  Very truly yours,

                                  Pacific CMA, Inc.


                                  By:          /S/ Alfred Lam
                                      ----------------------------------------
                                               Alfred Lam
                                               Chairman of the Board

                                   APPENDIX A

IATA Area 2 comprises all of Europe (including the European part of the Russian Federation) and the adjacent islands, Iceland, The Azores, all of Africa and the adjacent islands, Ascension Island, that part of Asia lying west of and including Iran (Islamic Rep. of)

IATA AREA 2 - SUB AREAS

Within Europe sub-area, that is within the area composed at Albania, Algeria, Andorra, Armenia, Austria, Azerbaijan, Azores, Belarus, Belgium, Bosnia and Herzegovina, Bulgaria, Canary Islands Croatia, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Georgia, Germany, Gibraltar, Greece, Hungary, Iceland, Ireland, Italy, Latvia, Liechtenstein, Lithuania, Luxembourg, Macedonia (the former Yugoslav Rep. of), Madeira, Malta, Moldova, Monaco, Morocco, Netherlands, Norway, Poland, Portugal, Romania, Russia (in Europe), San Marina, Serbia and Montenegro, Slovak Republic, Slovenia, Spain, Sweden, Switzerland, Tunisia, Turkey (in Europe and Asia) Ukraine, United Kingdom.

Within Middle East sub-area, that is within the area composed of: Bahrain, Egypt, Iran (Islamic Rep. of), Iraq, Israel, Jordan, Kuwait Lebanon, Oman, Palestinian Territory (Occupied), Qatar, Saudi Arabia, Sudan, Syria, United Arab Emirates (comprised of Abu Dhabi Ajman, Dubai, Fujairah, Ras al Khaimah, Sharjah and Umm al Qaiwain), Yemen.

Within Africa sub-area, that is within the area composed of: Central Africa, Eastern Africa, Indian Ocean Islands, Libyan Arab Jamahiriya, Southern Africa and Western Africa.

Central Africa comprises: Malawi Zambia and Zimbabwe.

Eastern Africa comprises: Burundi, Djibouti, Eritrea, Ethiopia, Kenya, Rwanda, Somalia, Tanzania and Uganda.

Indian Ocean Islands comprises Comoros, Madagascar, Mauritius, Mayotte, Reunion Island and Seychelles Islands.

Southern Africa comprises: Botswana, Lesotho, Mozambique, South Africa, Namibia and Swaziland.

Western Africa comprises: Angola, Benin, Burkina Faso, Cameroon, Cape Verde, Central African Republic, Chad, Congo (Brazzaville), Congo (Kinshasa), Cote of d'lvoire, Equatorial Guinea, Gabon, Gambia, Ghana, Guinea, Guinea Bissau, Liberia, Mali, Mauritania Niger, Nigeria, Sao Tome and Principe, Senegal Sierra Leone, and Togo.

(Source: The Air Cargo Tariff Manuals, 63rd Edition, IATA Netherlands Data Publications)

                                   APPENDIX B


COUNTRIES                                                       $
Algeria                                                    14,823.55
Angola                                                     17,785.99
Austria                                                     4,707.10
Belarus                                                   491,045.27
Belgium                                                   394,015.63
Benin                                                          30.89
Botswana                                                    4,357.40
Bulgaria                                                    4,428.03
Cameroon                                                    6,307.53
Central African Republic                                  125,283.36
Congo                                                      52,508.74
Congo, the Democratic Republic of                      10,979,970.99
Cote D'Ivoire                                               6,081.07
Croatia                                                    11,065.17
Cyprus                                                        906.03
Czech Republic                                            255,201.10
Denmark                                                    29,129.87
Egypt                                                     241,195.05
Estonia                                                     1,185.77
Ethiopia                                                      836.01
Finland                                                   118,441.32
France                                                    359,150.96
FYRO Macedonia                                                247.60
Gabon                                                         397.68
Georgia                                                    41,524.92
Germany                                                   975,769.61
Ghana                                                       4,406.06
Greece                                                    180,884.34
Guinea                                                        614.06
Hungary                                                       968.34
Iceland                                                     3,683.98
Ireland                                                    34,608.43
Israel                                                    337,601.30
Italy                                                     448,835.45
Jordan                                                    653,330.19
Kenya                                                     227,218.69
Latvia                                                        767.21
Lesotho                                                    17,196.49
Lithuania                                                   8,689.50
Luxembourg                                                  2,790.78
Madagascar                                                 73,848.85

Malta                                                       1,663.93
Mauritius                                                 330,593.42
Morocco                                                   158,192.39
Mozambique                                                    673.06
Netherlands                                               520,001.26
Nigeria                                                    39,111.14
Norway                                                     27,266.81
Poland                                                     28,735.32
Portugal                                                   57,012.57
Romania                                                     5,891.66
Russian Federation                                          9,181.48
Sao Tome and Principe                                      11,304.75
Slovenia                                                    2,485.95
Somalia                                                    11,142.73
South Africa                                              207,722.00
Spain                                                     430,604.61
Sudan                                                         359.91
Sweden                                                     26,917.74
Switzerland                                             1,198,641.98
Tanzania                                                   66,477.52
Tunisia                                                     4,599.47
Turkey                                                    521,692.77
Uganda                                                        267.70
Ukraine                                                       600.00
United Kingdom                                          4,173,079.77
                                             ----------------------------
                                                       23,966,060.25
                                             ============================